Wireless Age Communications, Inc.
6200 Tomken Road, Unit A
Mississauga, Ontario, L5T 1X7

VIA EDGAR CORRESPONDENCE FILING

October 4, 2006

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A
Responsive to Staff Comments on SB-2 Registration Statement No. 333-137080

Ladies and Gentlemen:

As of September 15, 2006, Wireless Age Communications, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the Registration Statement on Form SB-2 and herewith files Amendment No. 2 (the "Amendment" or “Form SB-2/A”) in response to the Commission's comments, dated September 28, 2006 (the "Comment Letter"), with reference to the Company's registration statement on Form SB-2 filed with the Commission on September 1, 2006 (the “Registration Statement”). The Amendment No. 2 filed with the Commission shows cumulative blacklined changes from the Registration Statement and all references herein to the Amendment refer to Amendment No. 2.

In addition to the Amendment, the Company herewith responds to the Commission's comments as follows. For convenience and ease of reference, we respond to the Commissions comments in the order of numbering set forth in the Comment Letter. The location of information responsive to the Commission’s comments in documents and forms which are ancillary to this letter are identified in square brackets at the end of each respective comment item.

Comment 1:
Rule 415(a)(1)(a) permits the sale of securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”  Pursuant to the terms of the Preferred Stock Purchase Agreement (the “Purchase Agreement”) with Barron Partners LP (“Barron Partners”), pursuant to which the Investor acquired Series A Preferred Shares (the “Preferred Stock”) and warrants to purchase shares of the Company’s common stock, the Investor is limited in respect of conversion of the Series A Preferred Stock and exercise of the Warrants if such conversion and/or exercise would cause the Investor to beneficially own in excess of 4.9% of the number of shares of the common stock outstanding immediately after giving effect to such conversion.  The only exception to the foregoing is if there is a change in control of the Company.  Under the terms of the Certificate of Designation filed in the State of Nevada in connection with the Barron Partners transaction, a "Change in Control" means a consolidation or merger of the Company with or into another company or entity in which the Company is not the surviving entity or the sale of all or substantially all of the assets of the Company to another company or entity not controlled by the then existing stockholders of the Company in a transaction or series of transactions.  The Company does not contemplate a Change In Control at any time during the foreseeable future.  In addition, the Investor has no voting rights with respect to any un-converted portion of the Preferred Stock.  As such, Barron Partners is limited in respect of how much of the outstanding common stock that they can beneficially own at any given time.  Barron Partners does not participate in management of the Company and does not have any persons serving on its behalf as officers or directors of the Company.  Barron Partners is not a subsidiary of the Company.  As such, it is our conclusion that the Company qualifies to register the securities under Rule 415(1)(a) on behalf of Barron Partners as “a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

U.S. Securities & Exchange Commission	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A	October 4, 2006

Comment 2:
The Company is obligated under the Barron Partners Registration Rights Agreement to register all common shares arising from the conversion of the Preferred Stock or from the exercise of the Warrants. There are provisions in the Preferred Stock Purchase Agreement where the Company may be obligated to issue additional Preferred Stock as liquidated damages for failing to complete certain tasks. In addition, in the event the Company fails to meet certain performance criteria, the Conversion Price of the Preferred Stock will reduce resulting in additional common shares issuable upon the conversion of the Preferred Stock. Under Section 2.2 of the Registration Rights Agreement, the Company will be obligated to file a separate registration statement for common shares issuable as liquidated damages under the circumstances described above.

Comment 3:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Risk Factors” page 8]

Comment 4:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Risk Factors” page 9]

Comment 5:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Risk Factors” page 9]

Comment 6:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Use of Proceeds” page 19]

U.S. Securities & Exchange Commission	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A	October 4, 2006

Comment 7:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Use of Proceeds” page 19]

Comment 8:
Based on enquiries we have made, none of Barron Partners LLP, Max Communications, Inc., Dunwoody Asset Management LLC or Resource Horizons Group, LLC is affiliated. However we have been informed that Dunwoody Asset Management LLC is owned by Chris Norman and David Jenkins. Mr. Norman and Mr. Jenkins are fully licensed securities representatives and their licenses are held by Resource Horizons Group, LLC.

Comment 9:
As noted in the Registration Statement, pursuant to the Barron Agreement we agreed to issue: 1) the 7,142,900 Series A Preferred Shares, which are convertible into 7,142,900 common shares, and 2) warrants to purchase 15,000,000 shares of our common stock.  As part of our agreement with Barron Partners we agreed to register all of the shares arising from the conversion of the preferred stock and the exercise of the warrants in this registration statement.  The aggregate of the conversion of such Series A Preferred Shares and the exercise of the warrants equals a sum of 22,142,900 shares.  As described above, pursuant to the terms of the Certificate of Designation filed in the State of Nevada and under the terms of the Barron Agreement, Barron Partners does not have the right to convert their Preferred Stock nor exercise their Warrants if at any time they would own more the 4.9% of the shares of issued and outstanding common stock.  The Company has nonetheless elected to disclose the potential full extent of shares which could be required to be issued to Barron Partners pursuant to the conversion of Preferred Stock and the exercise of warrants, respectively, as of the date of filing of the Registration Statement.  If the Staff prefers that we disclose only the contractually delimited maximum beneficial ownership amount of 4.9% of issued and outstanding shares of common stock, with a footnote otherwise explaining the potential full extent of share ownership, we shall conform the Registration Statement accordingly.  We respectfully request your guidance in regard to appropriate responsiveness to this comment.

Comment 10:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Off-Balance Sheet Arrangements” page 50]

Comment 11:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Where You Can Find More Information” page 68]

Comment 12:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Signature Page”]

U.S. Securities & Exchange Commission	Wireless Age Communications, Inc.
Registration Statement on Form SB-2/A	October 4, 2006

Comment 13:	The Company has conformed its disclosure in Form SB-2/A in response to the Staff's comments.
[Form SB-2/A, “Exhibits”]

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the responses contained herein or documents attached hereto. Thank you very much.

Sincerely yours,

/s/ Gary Hokkanen

Gary Hokkanen
Chief Financial Officer

cc:	Cheryl Grant, SEC Senior Staff Attorney
Travis L. Gering, Esq. - Wuersch & Gering LLP (Company counsel)

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